# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CLS Holdings USA, Inc., CIK 0001522222
CUSIP: 12565J308
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 516 S. 4th Street, Las Vegas, Nevada (NV), 89101
Date of event which requires filing of this statement: 10/28/2024
Filed by CIK 0002011390
Persons authorized to receive notices and communications: Elmer Louis Werner III, 6900 E Camelback Road Ste 1020, Phoenix, Arizona (AZ), 85251, (602) 908-2213

## Reporting persons
- ELMER LOUIS WERNER, III: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 16,358,109; sole dispositive power 0; shared dispositive power 16,358,109; aggregate amount beneficially owned 16,358,109 (9.93% of the class)
- LEM INVESTMENTS LLC (CIK 0002011390): type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 16,358,109; sole dispositive power 0; shared dispositive power 16,358,109; aggregate amount beneficially owned 16,358,109 (9.93% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: CLS Holdings USA, Inc.
Address of issuer's principal executive offices: 516 S. 4th Street, Las Vegas, Nevada (NV), 89101

## Item 2. Identity and Background
Name of person filing: The names of the persons filing this Schedule 13D are LEM Investments LLC and Elmer Louis Werner, III, the managing member of LEM Investments LLC (the "Reporting Persons").
Residence or business address: The business address of the Reporting Persons is 6900 E Camelback Road Ste 1020, Phoenix, Arizona 85251.
Present principal occupation or employment: Mr. Werner's principal business is managing his investments. Mr. Werner conducts this business LEM Investments LLC. LEM Investments LLC's principal business is an investment company.
Criminal convictions in the last five years: During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.
Civil proceedings (securities laws) in the last five years: During the past five years none of the Reporting Persons has been party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from, or mandating activities subject to, federal or state securities laws, or finding it in violation of such laws.
Citizenship: Each of the Reporting Persons is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: LEM Investments LLC purchased certain of its Common Stock with its working capital. LEM Investments LLC obtained other of its Common Stock upon the conversion of certain convertible notes representing amounts LEM Investments LLC lent to the issuer. Mr. Werner is the beneficial owner of these shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Common Stock for investment purposes.

No Reporting Person has any plans or proposals that relate to or would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Lou Werner III has the shared power to direct the vote and disposition of the shares held by LEM Investments LLC which holds 16,358,109 shares of Common Stock, representing 9.93% of the outstanding Common Stock of CLS Holdings USA, Inc.
Number of shares as to which each person has sole or shared power to vote or dispose: Lou Werner III has the shared power to direct the vote and disposition of the shares held by LEM Investments LLC which holds 16,358,109 shares of Common Stock, representing 9.93% of the outstanding Common Stock of CLS Holdings USA, Inc.
Transactions in the class effected during the past sixty days: LEM Investments LLC sold 750,000 shares of Common Stock on October 28, 2024 at a price per share of $0.04. The sale was conducted as a private transaction to another CLS Holdings USA, Inc. shareholder. Neither LEM Investments LLC nor Mr. Werner completed any other transactions in CLS Holdings USA, Inc. securities in the sixty days prior to October 28, 2024, in the period from October 28, 2024 through the date of filing the Schedule 13D on January 3, 2025, or in the period from January 3, 2025 through the date of filing of this Schedule 13D/A.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- ELMER LOUIS WERNER, III: /s/ Elmer Louis Werner, III, Elmer Louis Werner, III (03/21/2025)
- LEM INVESTMENTS LLC: /s/ Elmer Louis Werner, III, Elmer Louis Werner, III, Member (03/21/2025)